March 25, 2025

Ryan Polk
Chief Financial Officer
SideChannel, Inc.
146 Main Street, Suite 405
Worcester, MA 01608

       Re: SideChannel, Inc.
           Form 10-K for the Fiscal Year ended September 30, 2024
           Filed December 13, 2024
           File No. 000-28745
Dear Ryan Polk:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology